As filed with the Securities and Exchange Commission on July 29, 1994

                         Registration Statement No. 33-54407

                          SECURITIES AND EXCHANGE COMMISSION
                                  AMENDMENT NO. 1 TO
          </r)
                                       FORM S-3
                               REGISTRATION STATEMENT
                                        Under
                             THE SECURITIES ACT OF 1933

                       NATIONAL PATENT DEVELOPMENT CORPORATION
               (Exact name of registrant as specified in its charter)

                 Delaware                               13-1926739
          (State or other jurisdiction of           (I.R.S. Employer
          incorporation or organization           Identification Number)

                                  9 West 57th Street
                                     Suite 4170
                              New York, New York  10019
                                    (212) 826-8500
                 (Address, including zip code, and telephone number,
                    including area code, of registrant's principal
                                  executive offices)

                             Lawrence M. Gordon, Esquire
                                 9 West 57th Street
                                     Suite 4170
                              New York, New York 10019
                                    (212) 230-9513
                         (Name, address, including zip code, and
                          telephone number, including area code,
                                  of agent for service)


                  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.X



        Subject to Completion, dated July 29, 1994

                                   PROSPECTUS

                       NATIONAL PATENT DEVELOPMENT CORPORATION

                           7,498,413 SHARES OF COMMON STOCK
          </r)
                              PAR VALUE $.01 PER SHARE

                    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    INVESTORS SHOULD CONSIDER THE INFORMATION UNDER "RISK FACTORS" IN CONNECTION WITH THEIR INVESTMENT DECISION.



          This Prospectus relates to an aggregate of 7,498,413 shares of common stock, par value $.01 per share (the "Common Stock"), of National Patent Development Corporation, a Delaware corporation (the "Company"). Of the 7,498,413 shares offered hereby, 4,000,000 are being offered by the Company and 3,498,413 shares of Common Stock are being offered by certain selling securities holders from time to time (the "Selling Securities Holders"). See "Selling Securities Holders." On July 25, 1994 the closing price of the Common Stock on the American Stock Exchange, Inc. ("AMEX")was $2 15/16.

                    To the extent required, the number of shares being sold by the Company, the purchase price, the public offering price, the proceeds to the Company and the other terms of the offering of the Common Stock by the Company will be set forth in a Prospectus Supplement to be delivered at the time of any such offering.

                  The Common Stock to be sold by the Company may be sold directly by the Company or through agents, underwriters or dealers designated from time to time. If any agents of the Company or any underwriters are involved in the sale of the Common Stock by the Company in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable discounts or commissions with respect to such Common Stock will also be set forth in a Prospectus Supplement, to the extent required. See "Plan of Distribution".


                    It is presently anticipated that all of the above referred to shares of Common Stock will be offered from time to time by the Selling Shareholders in one or more transactions on the American Stock Exchange, Inc. or the Pacific Stock Exchange, Inc., in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, or at negotiated prices. It is anticipated that broker-dealers participating in sales of the Common Stock will receive ordinary and customary brokerage commissions. See "Plan of Distribution".

                    The Company will receive none of the proceeds from the sale of the shares of Common Stock by the Selling Securities Holders but will receive proceeds from the sale of shares offered by the Company, see "Use of Proceeds."

                    All expenses incurred by the Company in connection with the preparation of this Prospectus, estimated to be $10,648, are being borne by the Company.

                                                       Proceeds
                              Underwriting             to Selling
                    Price to  Discounts and  Proceeds  Securities
                    Public    Commissions    to Company Holders

          Per Share $2 15/16       -        $11,750,000 $10,276,588
          Total

          The date of this Prospectus is July 29, 1994.



                                          3



                           CALCULATION OF REGISTRATION FEE


                                          Proposed     Proposed
                                            maximum     maximum  Amount of
          Title of each Class Amount     offering    aggregate  registra-
          of securities to be to be      price per     offering  tion fee
          registered          registered   unit(1)     price(2)     (2)

          Common Stock,       7,498,413(2)  $2 15/16 $22,026,588 $5,077.23
          $.01 par value
          per share

          Total               7,498,413              $22,026,588 $5,077.23

                    (1) The proposed maximum offering price per share is $2 15/16 and is based on the last sales price of the Common Stock on the American Stock Exchange, Inc. ("AMEX") on July 25, 1994.

                    (2) In the initial filing of the Registration Statement, the Company registered 2,486,000 shares of Common Stock. The registration fee being submitted with this Amendment No. 1 is for the additional 5,012,413 shares of Common Stock registered hereby.

                    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1993, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.


                                          4



          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN OR PACIFIC STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                AVAILABLE INFORMATION

                  This Prospectus omits certain of the information contained in the Registration Statement relating to the Common Stock which is on file with the Commission. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements, and other information can be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and at its regional offices located at 75 Park Place, New York, New York; and 5757 Wilshire Boulevard, Los Angeles, California. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Such material can also be inspected at the American Stock Exchange, Inc., 86 Trinity Place, New York, New York, and at the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California, on which Exchanges the Company's Common Stock is listed.

                         DOCUMENTS INCORPORATED BY REFERENCE

                  The following documents filed with the Commission are incorporated by reference into this Prospectus:

          1.      Annual Report on Form l0-K for the year ended December
                  31, 1993.

          2.      Annual Report on Form 10-K/A for the year ended December
                  31, 1993.

          3. The Company's Proxy Statement for the Annual Meeting of the Stockholders on June 8, 1994.

          4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

                                          5
                 All documents subsequently filed with the Commission by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents.

                  Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests should be directed to:
          Corporate Secretary, National Patent Development Corporation, 9 West 57th Street, New York, New York 10019, (212) 826-8500.

                                     RISK FACTORS

                       Investors should consider, among other items, the following factors in connection with a decision to purchase the Common Stock offered hereby.

                  1. Liquidity: Financial Condition. The Company believes that it has sufficient cash and cash equivalents and borrowing availability under existing and potential lines of credit to satisfy its cash requirements until the first scheduled maturity of its Swiss Franc denominated indebtedness on March 1, 1995. However as of July 28, 1994, in order for the Company to meet its long-term cash needs, which include the repayment of $9,605,000 of Swiss Franc denominated indebtedness scheduled to mature in 1995 and $4,169,000 of Swiss Franc denominated indebtedness which is scheduled to mature in 1996, based upon an exchange rate of approximately SFr. 1.35 per US $1.00, the Company must obtain additional funds. The Company has reduced and is continuing to reduce its long-term debt through the issuance of equity securities in exchange for long-term debt (including the shares of Common Stock issued in the Exchange Offer), and is also exploring new credit arrangements on an ongoing basis. However, there is no assurance that the Company will be able to obtain any new credit arrangements.

                  At March 31, 1994, the Company and its majority-owned subsidiaries held cash and cash equivalents totaling $9,848,000. Of these amounts, approximately $7,748,000 is held by the Company and is available for the general corporate purposes of the Company.

                                          6


                  2. Recent Historical Operating Losses, Retained Earnings Deficit. Since 1987, the Company has experienced losses before income taxes, discontinued operations and extraordinary items. These losses were the result of operating losses at certain of its subsidiaries, which were not wholly offset by operating profits from certain of its other subsidiaries. The Company's current strategy is to consolidate certain related operating businesses and to improve their operating results, while continuing to make investments in new ventures or make selected divestitures based on market conditions.

                  For the quarter ended March 31, 1994, the Company's loss from operations before income taxes and extraordinary items was $2,394,000, as compared to a loss of $2,939,000 for the quarter ended March 31, 1993. For the year ended December 31, 1993, the Company's loss from operations before income taxes and extraordinary items was $8,371,000, as compared to a loss of $13,178,000 for the year ended December 31, 1992. As of March 31, 1994, the Company had stockholders' equity of $66,158,000 and a deficit of $41,488,000. Losses in future years may adversely affect the Company's ability to service its debt.

                  3. Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by income before income taxes, discontinued operations and extraordinary items, as adjusted by such fixed charges. For the three months ended March 31, 1994 and the year ended December 31, 1993, the Company had a deficiency in the coverage of fixed charges to earnings before fixed charges of $2,326,000 and $10,747,000 respectively.

                  4. Holding Company; Dependence on Subsidiaries. The Company is primarily a holding company, which is a legal entity separate and distinct from its various operating subsidiaries.
          As a holding company, the Company is dependent upon management fees, dividends and other payments or advances from operating subsidiaries as its principal source of cash to service outstanding debt. The ability of the Company to obtain cash from an operating subsidiary depends upon, among other factors, the operating results of the subsidiary, restrictions on payments to the Company imposed by creditors of the subsidiary, restrictions on payments to the Company imposed by other agreements governing the subsidiary and the degree of dilution of dividend payments resulting from public ownership of equity securities of the subsidiary.

                                      7



                  As of March 31, 1994, there is currently at the holding company level approximately $7,748,000 of cash and cash equivalents. GTS Duratek, Inc. ("Duratek") under its Revolving Line of Credit, is prohibited from making any payments to the Company. GPS Technologies, Inc. ("GPS"), under the terms of its Amended and Restated Revolving Credit and Term Loan and Security Agreement, may only pay the Company an amount equal to 80% of the amount GPS would have paid in federal income taxes if it filed its federal income tax return on a stand-alone basis. However, GPS may be prohibited from distributing approximately $1,200,000 of management fees and tax sharing payments to the Company in 1994 if GPS were to be in violation of certain covenants in its bank agreements.

                  The rights of the Company and its creditors to participate in the assets of any of the Company's subsidiaries upon bankruptcy or liquidation of a subsidiary are subject to the prior claims of the subsidiary's creditors except to the extent the Company may itself be a creditor with recognized claims against the subsidiary; however, the Company's claims may be subordinate to the claims of any secured creditors of the subsidiary. See "The Company."

                  5. Currency Fluctuations. On March 31, 1994, the value of the Swiss Franc to the U.S. dollar was approximately 1.412 to
          1. At March 31, 1994, the Company had an aggregate of SFr. 26,318,000 of Swiss Franc denominated indebtedness outstanding, of which SFR. 23,823,000 represents principal amount outstanding and SFr. 2,495,000 represents interest accrued thereon. Foreign currency valuation fluctuations may adversely affect the results of operations and financial condition of the Company. In order to protect itself against foreign currency valuation fluctuations, the Company has at times swapped or hedged a portion of its obligations denominated in Swiss Francs; however, at March 31, 1994, the Company had not swapped or hedged any of its Swiss Franc obligations. If the value of the Swiss Franc to the U.S. dollar increases, the Company will recognize transaction losses on its Swiss Franc obligations. There can be no assurance that the Company will be able in the future to swap or hedge obligations denominated in foreign currencies at prices acceptable to the Company, or at all. The Company will review its policy as to hedging on a continuing basis.

                                     THE COMPANY

                       The Company is primarily a holding company, which is a legal entity separate and distinct from its various operating subsidiaries. The Company's operations consist of four operating business segments: Physical Science, Distribution, Optical Plastics and Electronics.

                                          8




                       Physical Science

                       The Company's Physical Science Group consists of (i) GPS Technologies, Inc. ("GPS"), an approximately 92% owned subsidiary, and (ii) GTS Duratek, Inc. ("Duratek"), an approximately 66% owned subsidiary. For a description of a transaction between GPS and General Physics Corporation, see "Recent Developments".

                       GPS provides a wide range of management and technical training as well as specialized engineering services to various commercial industries and the United States government. Principal clients of GPS include electric utilities, process industries, manufacturing plants, Federal agencies and the aerospace industries. In addition, the Company currently owns approximately a 28% investment in General Physics Corporation ("General Physics"), which provides a wide range of personnel training and technical support services to the domestic commercial nuclear power industry and the United States Department of Energy and Defense, as well as environmental engineering, training and support services to governmental and commercial clients.

                       Duratek's operations consist of two operating groups: (1) "Environmental Services" engaged in cleanup of water and other liquids containing radioactive and/or hazardous (mixed waste) contaminants and minimum additive vitrification for long-term stabilization of such waste and (2) "Consulting and Staff Augmentation" services. Duratek provides services for various utility, industry, government and commercial clients.

                       Distribution

                       The Company's Distribution Group, incorporated under the name Five Star Group, Inc. ("Five Star"), is engaged in the wholesale distribution of home decorating, hardware and finishing products.

                       Healthcare

                       The Company's investment in the Health Care industry consists of the Company's ownership of approximately 36% of the outstanding shares of common stock of Interferon Sciences, Inc. ("ISI"). ISI is a bipharmaceutical company engaged in the manufacture and sale of ALFERON N Injection, the only product approved by the Food and Drug Administration that is based upon a natural source, multi-species alpha interferon. ISI also is developing its existing injectable, topical and/or oral formulations of its natural alpha interferon for the potential treatment of HIV, hepatitis C, hepatitis B, multiple sclerosis, cancers and other indications.


                                          9


                       Additionally, the Company owns approximately 4.9% of the outstanding shares of common stock of American White Cross, Inc. (formerly, NPM Healthcare Products, Inc.) ("White Cross"). White Cross is a leading manufacturer and marketer of private label adhesive and cotton-based health and personal care products.

                       Optical Plastics

                       The Company's Optical Plastics Group, through its wholly owned subsidiary MXL Industries, Inc., manufactures molded and coated optical products, such as shields and face masks and non-optical plastic products.

                       Electronics

                       The Company's Electronics Group, through its subsidiary Eastern Electronics Mfg. Corporation, is engaged in contract manufacturing, such as printed circuit board assembly for the electronics industry.

                       The Company, a Delaware corporation, was incorporated in 1959, and its headquarters are located at 9 West 57th Street, New York, New York 10019. Its telephone number is
          (212) 826-8500.

          RECENT DEVELOPMENTS

                       Exchange Offer and Private Purchases

                       On July 11, 1994 (the "Expiration Date"), the Company completed an Exchange Offer (the "Exchange Offer") for its Swiss denominated 8% Bonds due March 1, 1995, 6% Convertible Bonds due March 7, 1995, 5 3/4% Convertible Bonds due May 9, 1995, 5 5/8% Convertible Bonds due March 18, 1996 (collectively, the "Old Swiss Franc Bonds") and 7% Dual Currency Bonds due March 18, 1996 (the "Old U.S. Dollar Bonds") and (collectively with the Old Swiss Franc Bonds, the "Old Bonds"). The Offer was co-managed by Banque Scandinave en Suisse and Banque Leu AG.

                       On the Expiration Date, the Company accepted an aggregate of SFr. 2,569,000 principal amount of its Swiss denominated bonds and $1,377,000 of its 7% Dual Currency Convertible Bonds. Under the terms of the Exchange Offer, the Company will issue 1,224,658 shares of Common Stock in exchange for the Old Bonds tendered in the Exchange Offer, including accrued interest thereon.


                                          10



                       On July 27, 1994, the Company entered into (i) an agreement with Hermes Imperial Investments L.P., pursuant to which it repurchased SFr. 1,164,000 of the 8% Bonds due March 1, 1995, SFr. 310,000 of the 5 3/4% Convertible Bonds due May 9, 1995, SFr. 1,450,000 of the 6% Convertible Bonds due March 7, 1995 and SFr. 1,695,000 of the 5 5/8% Convertible Bonds due March 18, 1996 in exchange for 1,402,760 shares of Common Stock and
          (ii) an agreement with Alexandra Global Investment Fund 1, Ltd. pursuant to which it repurchased SFr. 576,000 of the 8% Bonds due March 1, 1995, SFr. 100,000 of the 5 3/4% Convertible Bonds due May 9, 1995, SFr. 740,000 of the 6% Convertible Bonds due March 7, 1995 and SFr. 480,000 of the 5 5/8% Convertible Bonds due March 18, 1996 and U.S. $45,000 of the 7% Dual Currency Convertible Bonds due March 18, 1996 in exchange for 595,046 shares of Common Stock (collectively the "Private Purchases").

                       As of July 28, 1994, there were outstanding SFr. 4,782,000 of the 8% Bonds due March 1, 1995, SFr. 5,485,000 of
          the 6% Convertible Bonds due March 7, 1995, SFr. 2,695,000 of the 5 3/4% Convertible Bonds due May 9, 1995, SFr. 2,245,000 of the 5 5/8% Convertible Bonds due March 18, 1996 and $2,505,000 of the 7% Dual Currency Bonds due March 18, 1996.

                  As a result of the Exchange Offer and the Private Purchases, the Company increased its shareholders' equity by approximately $9,100,000 and reduced its interest expense by approximately $750,000 per year.

                  American Drug Company

                  On February 2, 1994, the Board of Directors of the Company approved a dividend of approximately 46% of the common stock of American Drug Company ("ADC") to holders of record as of the close of business on August 4, 1994 of the Common Stock and Class B Capital Stock. ADC is currently a wholly-owned subsidiary of the Company which will focus on developing markets for American-made generic pharmaceutical and health care products in Russia and the other states of the Commonwealth of Independent States and on developing other business opportunities. For every four outstanding shares of Common Stock or Class B Capital Stock owned as of the Record Date, a shareholder will receive one share of ADC common stock, plus one warrant to purchase one share of ADC common stock, at a exercise price per share of $1.00. Following the distribution, the Company will continue to be a significant investor in ADC through its ownership of approximately 54.1% of the outstanding common stock of ADC, without accounting for outstanding options and warrants.


                                          11



                       In July 1994, the Company agreed to sell to NPD Trading (USA), Inc., a wholly-owned subsidiary of ADC, an aggregate of $2.5 million of common stock, to be registered, of the Company, GTS Duratek, Inc. ("Duratek") or Interferon Sciences, Inc. ("ISI") (or a combination thereof, to be determined in the Company's discretion), which common stock the Company agreed to register, at its own expense, and deliver to ADC within a 24 month period commencing three months from the Effective Date of the Distribution, as requested by ADC. NPD Trading will purchase these equity securities from time to time by issuing a note to the Company (the "Note"). Borrowings under the Note will be made by NPD Trading as it purchases the securities, and principal and accrued interest will become due on the date which is five years from the Effective Date of the Distribution. The securities will be purchased by NPD Trading at their fair market value (as determined by the closing price of the applicable issue on the securities exchange upon which it is then listed on the business day immediately preceding each purchase thereof).

                    In addition, the Company has agreed to advance up to $250,000 in cash to NPD Trading, if needed, for a six month period from the Effective Date, for working capital purposes (the "Short-Term Loan"). The amount of any such advances outstanding pursuant to the Short-Term Loan, which bears interest at the prime rate, will be payable by ADC on or before the date which is 12 months from the Effective Date. The Company also has agreed, in the event that it is unable to effect the registration of the securities described above within three months from the Effective Date to provide funds on the same terms as the Short-Term Loan, if needed, in an amount sufficient to support the working capital needs of the Company until such time as the shares are registered.

               Following the Distribution, the Company will have a continuing relationship with ADC as a result of (i) the Management Services Agreement between the Company and ADC relating to professional services and employee benefit administration, (ii) the Stock Purchase and Loan Agreement between the Company, NPD Trading (USA), Inc. ("NPD Trading") and, ADC, relating to the purchase by NPD Trading of certain shares of common stock of the Company, Duratek, and/or ISI, and the loan by the Company to NPD Trading in connection therewith and (iii) the Company's continuing majority ownership of Common Stock. In addition, Martin M. Pollak, Executive Vice President, Treasurer and a director of the Company, is President, Chief Executive Officer and a director of ADC; Jerome I. Feldman, President, Chief Executive Officer and a director of the Company, is Chairman of the Board of, and a consultant to, ADC; and Scott N. Greenberg, Chief Financial Officer and a director of the Company, is Chief Financial Officer and a director of ADC.


                                          12


               Interferon Sciences, Inc.

               On May 13, 1994, ISI filed a registration statement with the Commission relating to a proposed public offering of 3,000,000 shares of its common stock (with an additional 450,000 shares of its common stock subject to an over-allotment option). D. Blech & Company, Incorporated is the underwriter of the offering. On July 1, 1994, ISI filed an amendment with the Commission which increased the shares in the public offering to 4,000,000 shares of its common stock (with an additional 600,000 shares of its common stock subject to an over-allotment option).

               General Physics Corporation

               On April 7, 1994, General Physics entered into an agreement with GPS and the Company to acquire substantially all of the operating assets of GPS and certain of its subsidiaries. General Physics agreed to pay GPS a purchase price with a current present value of approximately $36 million. The purchase price will be payable to GPS as follows: $10 million in cash; 3.5 million shares of General Physics common stock valued at approximately $13,500,000 (based upon the price per share of General Physics common stock prior to the announcement of the transaction which was $3.875); warrants to acquire 1,000,000 shares of General Physics common stock at $6.00 per share valued at approximately $1,300,000; warrants to acquire up to 475,644 additional shares of General Physics common stock at $7.00 per share valued at approximately $500,000; and 6% Senior Subordinated Debentures due 2004 (the "Debentures"), in the aggregate principal amount of $15,000,000, valued at approximately $10,700,000. The values assigned to each component of consideration were based upon (i) discussions with the independent investment banker to the Independent Committee of General Physics and the investment banker to GPS and (ii) negotiations between the Independent Committee of General Physics and the Board of Directors of GPS. Portions of the cash and stock consideration of the purchase price will be (a) used to repay outstanding bank debt of GPS which at March 31, 1994 was $6,350,000 and long-term debt of GPS which at March 31, 1994 was $8,975,000 to be repaid to the Company and (b) held in escrow.

               The transaction is contingent upon the occurrence of certain events, including, without limitation, the approval of the transaction by the stockholders of General Physics and GPS. The transaction is anticipated to close as soon as practicable in the second half of 1994, if all necessary approvals are obtained and conditions satisfied. The Company anticipates that, if the aforementioned transaction is consummated, it will own approximately 52% of the outstanding common stock of General Physics, and if the Company were to exercise all of its warrants, it would own approximately 58% of the outstanding common stock of General Physics.

                                          13



          MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                         The Company's Common Stock, $.01 par value, is traded on the American Stock Exchange, Inc. and the Pacific Stock Exchange, Inc. The following tables present its high and low closing market prices during the periods indicated as reported by the American Stock Exchange, Inc.

                                    Quarter       High       Low

                    1994            First        4 7/8      3 7/8
                                    Second       3 15/16    2 3/4

                    1993            First        3 5/8      2 1/2
                                    Second       4 1/4      2 1/2
                                    Third        3 3/4      2 7/8
                                    Fourth       5 3/4      3 7/16

                    1992            First        5 5/8      4 1/8
                                    Second       4 5/8      3 3/8
                                    Third        3 3/4      2 13/16
                                    Fourth       3 1/4      2 1/16


                       On July 25, 1994, the closing price of the Common Stock on the American Stock Exchange was $2 15/16.

                       In March 1989, the Company decided to discontinue payment of its quarterly dividend because the Board of Directors believed that the resources available for the quarterly dividend would be better invested in operations and the reduction of long-term debt.

                                   USE OF PROCEEDS

                       The Company will receive none of the proceeds from the sale of the Common Stock offered by the Selling Securities Holders. The Company anticipates that it will primarily use the shares of Common Stock offered by the Company to (i) fulfill its funding commitment to ADC as described in "Recent Developments - American Drug Company," and (ii) retire a portion of its 8% Bonds due March 1, 1995, 6% Convertible Bonds due March 7, 1995, 5 3/4% Convertible Bonds due May 9, 1995, 5 5/8% Convertible Bonds due March 18, 1996 and 7% Dual Currency Bonds due March 18, 1996 (including accrued interest). At the present time, the Company anticipates that it will primarily use the proceeds to initially retire its Swiss Franc denominated indebtedness scheduled to mature in March and May 1995 (including accrued interest thereon).



                                          14


                                PLAN OF DISTRIBUTION

                       The distribution of the Common Stock by the Selling Securities Holders may be effected from time to time in one or more transactions on AMEX or the Pacific Stock Exchange, Inc., in privately-negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

                       The Selling Shareholders and any underwriters, broker-dealers or agents that act in connection with the sale of the shares of Common Stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                       It is anticipated that broker-dealers participating in sales of the Common Stock will receive ordinary and customary brokerage commissions.

                       The Company may offer the Common Stock in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or
          (iii) through agents. To the extent required, any Prospectus Supplement with respect to shares of the Common Stock will set forth the terms of the offering and the proceeds to the Company from the sale thereof, any underwriting discounts and other items of price, and any discounts or concessions allowed or reallowed or paid to dealers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

                       If underwriters are utilized, the Common Stock being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Common Stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. To the extent required, the underwriter or underwriters with respect to the Common Stock being offered by the Company will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will be obligated to purchase all of the Common

                                          15


          Stock to which such underwriting agreement relates if any is purchased. The Company will agree to indemnify any underwriters against certain civil liabilities, including liabilities under the Securities Act.

                  The Common Stock may be sold directly by the Company or through agents designated by the Company from time to time. To the extent required any agent involved in the offer or sale of the Common Stock in respect of which this Prospectus is delivered will be set forth in the Prospect Statement. Unless otherwise indicated in the Prospectus Statement, any such agent will be acting on a best efforts basis for the period of its appointment.

                       The Company will pay all of the expenses of this offering.

                       The shares of Common Stock are listed on AMEX and the Pacific Stock Exchange, Inc. The Common Stock offered hereby by the Company and the Selling Securities Holders when issued, will be listed, subject to notice of issuance, on said Exchanges.

                                          16


                              SELLING SECURITIES HOLDERS

                       The Registration Statement, of which this Prospectus is a part, relates to an aggregate of 4,000,000 shares of Common Stock to be sold by the Company from time to time and an aggregate of 3,498,413 shares of Common Stock to be sold by certain other Selling Securities Holders set forth below from time to time.

                       The following table sets forth the name of the other Selling Securities Holders, their relationship with the Company and certain information supplied by them regarding their beneficial ownership of the Common Stock as of July 28, 1994.
          The securities to be offered and the securities to be beneficially owned by such Selling Securities Holders after completion of the offering are also set forth below.

                                    SHARES OF
                                    COMMON    PERCENTAGE       COMMON
                                    STOCK     OF COMMON        STOCK
                                    OWNED     STOCK            OWNED
          SELLING                   PRIOR     OWNED PRIOR      AFTER
          SECURITIES                TO THE    TO THE           THE
          HOLDER                    OFFERING  OFFERING         OFFERING



          Hermes Imperial
           Investments, L.P.(1)    1,742,686       7%          103,977

          Alexandra Global
          Investment Fund 1, Ltd.(2) 595,046       2%          0

          Banque Scandinave
          en Suisse(3)                235,279      *           0

          Bank Leu Ltd. (3)           989,379      *           0

          Sigler & Co. (4)             40,000      *           0
          ________________
          * Less than one percent.

                                     17


               (1) On July 27, 1994, Hermes Imperial Investments, L.P. ("Hermes"), entered into an agreement pursuant to which it received an aggregate of 1,638,709 shares of Common Stock as payment for certain Old Bonds of the Company owned by Hermes and as payment of all of the Company's obligations under a note to Hermes in connection with its purchase of certain Old Bonds. Hermes is a Delaware limited partnership, the General Partner of which is Hermes Capital Group, Ltd. and the limited partner of which is Bank Imperial Moscow. See "Recent Developments - Exchange Offer and Private Purchases."

               (2) On July 27, 1994, Alexandra Global Investment Fund 1, Ltd. ("Alexandra"), entered into an agreement pursuant to which it received an aggregate of 595,046 shares of Common Stock as payment for certain Old Bonds of the Company owned by Alexandra. Hermes Capital Group, Ltd. is the portfolio manager of Alexandra. See "Recent Developments - Exchange Offer and Private Purchases."

               (3) Under the terms of the Exchange Offer, the shares of Common Stock were issued to exchanging bondholders.

               (4) Issued in connection with the Exchange Offer as a fee for conducting the Exchange Offer.



                                          18



                            DESCRIPTION OF CAPITAL STOCK

          Common and Class B Stock

                    As of July 25, 1994 the Company had outstanding two classes of common stock: 21,348,867 shares of Common Stock, par value $.01 per share, entitled to one vote per share on all matters, and 250,000 shares of Class B Capital Stock, par value $.01 per share ("Class B Stock"), entitled to ten votes per share on all matters, without distinction between classes except when approval of a majority of each class is required by statute. The Class B Stock is convertible at any time into shares of Common Stock on a share for share basis.

                    Since the Common Stock and Class B Stock do not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors.

                    The holders of Common Stock and Class B Stock are entitled to share equally in any dividends (other than stock dividends) that may be declared, and if any stock dividends are declared, they are to be declared and paid at the same rate on each class of stock in the shares of such class. In the event of liquidation, dissolution or winding up of the Company, the holders of the Common Stock and the Class B Stock are entitled to share equally in the corporate assets available for distribution to stockholders. None of the shares of either class has any preemptive or redemption rights or sinking fund provisions applicable to it, and all the presently outstanding shares are fully paid and non-assessable.

                    Certain of the Company's borrowing agreements and indentures contain restrictions on dividends and on the repurchase by the Company of its Common Stock or Class B Stock. On March 22, 1989 the Board of Directors of the Company determined that the Company would omit its regular dividend commencing with the first quarter ended March 31, 1989.


                                          19



          Preferred Stock

                    The Company is authorized to issue l0,000,000 shares, par value $.l per share, of preferred stock. There are presently no shares of Preferred Stock issued. To the extent that any shares of Preferred Stock may be issued, such Preferred Stock may
          (i) have priority over Common Stock with respect to dividends and the assets of the Company upon liquidation; (ii) have significant voting power; (iii) provide for representation of the holders of the Preferred Stock on the Company's Board of Directors upon the occurrence of certain events; and (iv) require the approval of the holders of the Preferred Stock for the taking of certain corporate actions, such as mergers.

          Transfer Agent and Registrar

                    Harris Trust Company of New York is the transfer agent and registrar for the Common Stock.

                                    LEGAL OPINION

                    Andrea D. Kantor, Esq., Associate General Counsel of the Company, has passed upon the legality of the Common Stock of the Company being offered hereby. Ms. Kantor has options to purchase 17,500 shares of Common Stock under the Company's Non-Qualified Stock Option Plan, all of which are currently exercisable.

                                       EXPERTS

                    The audited consolidated financial statements and schedules of the Company as of December 31, 1993 and 1992 and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

                                          20




                                    MISCELLANEOUS

                    No person has been authorized to give any information or to make any representations, other than as set forth in this Prospectus, in connection with the offer contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.

                    Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of these securities to any person in any jurisdiction in which such offer or solicitation may not lawfully be made and does not constitute an offer of any securities other than those to which it relates.


                                          21



                               REGISTRATION STATEMENT

                    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement and its exhibits, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission, and to all of which reference is made. For further information pertaining to the securities hereby offered and to the Company, reference is made to the Registration Statement, including exhibits incorporated therein by reference or filed as part thereof, copies of which may be obtained from the Commission's principal office in Washington, D.C. at prescribed rates, or, under certain circumstances, from the Company.



                                          22



                                       PART II

                     INFORMATION NOT REQUIRED IN THE PROSPECTUS

          Item 14. Other Expenses of Issuance and Distribution.

                    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, of which there are none) are as follows:

               SEC Registration Fee               $  7,648.73
               Accounting Fees and Expenses       $  2,500
               Miscellaneous Expenses             $    500
                                        TOTAL:    $ 10,648.73

          Item 15.  Indemnification of Directors and Officers.

                    Section l45 of the Delaware General Corporation Law, as amended, grants each corporation organized thereunder certain powers to indemnify its officers and directors against liability for certain of their acts. Article ELEVEN of the Company's Restated Certificate of Incorporation and Article III, Section l5 of the by-laws of the Company, provide that the Company shall, to the full extent permitted by law or to the extent that a court of competent jurisdiction shall deem proper or permissible under the circumstances, whichever is greater, indemnify all directors, officers, incorporators, employees, or agents of the Company.

                    In addition, Section l02 of the Delaware General Corporation Law permits corporations, through provisions in their certificates of incorporation, to limit the monetary liability of directors. Article TWELVE of the Company's Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section l74 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of dividends or unlawful stock purchase or redemption), or (iv) for any transaction from which the director derived an improper benefit.

                    The Company has purchased Director's and Officers' Liability Insurance, including a Company Reimbursement Policy. Subject to the policy conditions, the insurance provides coverage for amounts payable by the Company to its directors and officers pursuant to the Company's by-laws.


                                          23

          Item l6.  Exhibits



           4.1 Specimen Common Stock Certificate (filed as Exhibit 4.5 to the Company's Registration Statement (Registration No. 33-15700), and incorporated by reference herein.
           4.2      Amendment to Restated Certificate of Incorporation.
           4.3 Amended By-Laws of the Company (filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1986) and incorporated by reference herein.
           5.1      Opinion of Andrea D. Kantor, Esq.*
          10.1 Stock Purchase and Loan Agreement, dated as of July __, 1994 between National Patent Development Corporation and American Drug Company (filed as Exhibit 10.11 to American Drug Company's Registration Statement (Registration No. 33-78252), and incorporated by reference herein.
          23.1      Consent of KPMG Peat Marwick.*

          *Filed herewith

          Item 17. Undertakings.

                    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.


                                          24


                    Provided, however, that paragraphs (a)(1)(i) and
          (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934.

                    The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                          25



                                     SIGNATURES

                    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on this 29th day of July 1994.


                             NATIONAL PATENT DEVELOPMENT
                                     CORPORATION
                                     (Registrant)

                              BY:  Jerome I. Feldman
                                   President and
                                   Chief Executive Officer

               Pursuant to the requirements of the Securities Act of l933, this Registration Statement has been signed by the following persons in their capacities on July 29, 1994.


          SIGNATURES                         TITLE



          Jerome I. Feldman               President and Chief Executive
                                          Officer and Director
                                          (Principal Executive Officer)



          Scott N. Greenberg              Vice President, Chief Financial
                                          Officer and Director (Principal
                                          Financial and Accounting Officer)



          Martin M. Pollak                Executive Vice President and
                                          Treasurer and Director


          Ogden R. Reid                   Director


                                          26